

April 10, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, AIS-CP 039/2009**

   Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP warrant
   Grant III, IV, and V

   Date: April 10, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

09045917

Enclosure

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-5000

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299 5000
ทะเบียนเลขที่ 0107535000265 เลขประจำตัวผู้เสียภาษี 3101386288

Summary Translation Letter
To the Stock Exchange of Thailand
April 10, 2009

RECEIVED

2009 APR 21 A 8: 42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AIS-CP 039/2009

April 10, 2009

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant III, IV, and V

To: The President
The Stock Exchange of Thailand

According to the 2009 Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited (the "Company") which was held on April 8, 2009 had passed a resolution to approve the dividend payment for the second half operating result of 2008 at the rate of Baht 3.30 per share, approximately totaling Baht 9,775.55 million to the shareholders of the Company.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax of its consolidated financial statement. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant III, IV, and V as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program. The ESOP warrant holders shall not be decreased their rights. Therefore, the adjustment to exercise price and exercise ratio of ESOP warrants are shown as follow;

ESOP Grant III	Before adjustment	After adjustment
Exercise price (Baht per share)	79.646	77.201
Exercise ratio (warrant : common shares)	1 : 1.15247	1 : 1.18897
Number of shares to be allotted (shares)	4,766,874	4,974,413*
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	93.728	90.851
Exercise ratio (warrant : common shares)	1 : 1.13801	1 : 1.17405
Number of shares to be allotted (shares)	10,391,434	10,814,292*
ESOP Grant V	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	82.956	80.409
Exercise ratio (warrant : common shares)	1 : 1.10259	1 : 1.13751
Number of shares to be allotted (shares)	9,931,349	10,342,810*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	**Total 1,041,857 shares**	

* Calculated from the outstanding of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on April 16, 2009, which is the first day of XD sign posting onwards. As a result, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company has already allotted the additional shares to reserve for the new exercise ratio of ESOP Grant III, IV, and V in the 2009 Annual General Meeting of Shareholders.